Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES SECOND QUARTER FISCAL YEAR 2015 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – August 6, 2015 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the second quarter ended June 30, 2015. Norsat serves global customers primarily through two business units: Land Mobile Radio (Sinclair) and Satellite Communications. All financial results are reported in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Recent Financial Highlights

  Second quarter revenue for 2015 was $9.0 million, compared to $9.6 million during the same period in 2014.

  Adjusted EBITDA(1) (a non-IFRS metric, see Table A) for the second quarter of 2015 was $1.2 compared to $1.3 million in the second quarter of 2014.

  Net earnings for the second quarter of 2015 were $0.7 compared to $1.0 million in 2014.

  During the second quarter the Company repaid the remaining balance of its $1.3 million acquisition loan, including a $0.8 million voluntary accelerated payment, resulting in the Company being debt free.

Recent Events

  In April 2015, the Company announced the launch of the 5000 Series PLL (Phase-locked loop) LNBs, a new product family that delivers high performance and reliability at an industry leading price point.

  In April 2015, the Company announced that it received an order from the Defense Media Activity (“DMA”) to purchase Norsat’s GLOBETrekkerTM 2.0 portable satellite terminals, along with Norsat’s 50W ATOM series Block Upconverters (BUCs) to enable satellite uplink of live high definition or standard definition video from the field, as well as data transfer and email access.

  In June 2015, the Company announced that it received orders in excess of $0.8 million for its mobile, wayside and base station antennas for exclusive use in positive train control (“PTC”) applications. This latest order is a positive sign in the railroad sector as it brings total 2015 year to date commitments from customers to purchase approximately $1.3 million worth of Norsat’s ruggedized communication antennas, including base station, locomotive and waystation antennas, in the continuation of the rollout of the government-mandated PTC initiative.

  In July 2015, the Company announced it appointed Peter Ciceri to the Board of Directors and that Shannon Susko, who served the Board since 2014, has stepped down to focus full time on a new venture.

  In July 2015, the Company received an approximate $700,000 follow-on order to the original $3.5 million award announced on February 19, 2015 from a Tier 1 Eurasian defense contractor for a range of Norsat’s portable satellite terminals. This follow-on order increases the total contract awarded to approximately $4.2 million.

(1)	EBITDA and Adjusted EBITDA is a Non-IFRS Measure that is defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Management Discussion

Dr. Amiee Chan, president and chief executive officer of Norsat, commented, “We are pleased with the second quarter results, as it was above our internal expectations as we were able to deliver some of our backlog earlier than expected. While this enabled us to show better than expected results, we continue to have a sizable backlog of orders that should make their way through the income statement during the back half of this fiscal year and into early 2016. In addition we recently received a follow-on order for a sizable contract that was awarded from a Eurasian-based client earlier this year, increasing the order by approximately $700,000, bringing the total contract award to approximately $4.2 million. The majority of this order will ship in late 2015 and into 2016.

Within our LMR business, weakness from a lack of spending in certain Canadian public safety markets, is being offset by strength in our US-based PTC-related business. Train safety is a priority amongst the class I operators and a top of mind issue, as frequently seen in the news. Overall, the focus to expand our bookings activity over the last 18 months, by developing unique products and solutions to address the challenges of our customers, should now begin to resonate over the back half of the year and into 2016.”

Arthur Chin, chief financial officer of Norsat, commented. “The second quarter results for fiscal 2015 were better than expected as we recognized the revenue for certain orders for satellite terminals that were installed earlier than anticipated. We expect this division to lead our growth as it makes additional deliveries in the second half of fiscal 2015. This growth should more than offset the ongoing softness from our LMR division (Sinclair), which has seen a pullback in spending from the public safety markets, especially in Canada. Overall, strong cash flows over the last few years have allowed us to accelerate repayment on our acquisition loan and ramp up our inventories in anticipation of delivering on several orders we received earlier this year. Norsat is now debt free and in a great position to expand its operations on a go forward basis.”

Dr. Chan concluded, “We are excited about the outlook for the remainder of the fiscal year. Our backlog is robust and we are focused on converting it to revenues. With no debt, a solid cash position, profitability, and a strong backlog of orders, we are pleased with the strategy that has been deployed to diversify and expand our business to offset the business cycles within segments of our addressable markets. On the acquisition front, we continue to actively review acquisitions to expand our product and distribution capabilities, but also remain prudent with shareholders’ capital and focus on opportunities that fit our criteria. We remain confident in our business strategy and are excited for the opportunities ahead in the second half of 2015 and into early 2016.”

Financial Review

For the three months ended June 30, 2015

For the three months ended June 30, 2015, total sales were $9.0 million, compared to $9.6 million from the same quarter of 2014. Sales from the Sinclair Technologies segment were $4.8 million for the second quarter of 2015, compared to $5.6 million during the same period in 2014, reflecting the continued softness in the infrastructure and public safety markets, particularly in the Canadian markets. Second quarter Satellite Communications sales were $4.1 million, compared to $4.0 million in Q2 2014, reflecting stronger satellite terminal sales which were $2.1 million compared to $0.5 million in the same period a year ago. Other service revenues were $0.1 million, comparable to $0.1 million in Q2 2014. Within the Satellite Communications segment, second quarter microwave product sales were $2.0 million, compared to $3.6 million in the second quarter of 2014. The $1.6 million decrease was mainly due to deliveries against a significant ATOM product contract in 2014, which was not repeated in 2015.

On a consolidated basis, gross profit was $3.5 million compared to $4.0 million for the three months ended June 30, 2014 and second quarter gross margin percentages were 39% compared to gross margins of 42% for the same period in 2014. The Sinclair Technologies segment achieved a second quarter gross profit margin of 46%, compared to 42% gross margin in the same quarter in 2014. The increase in gross margin primarily reflects the strengthening of the US dollar against the Canadian dollar as our labor and overhead costs are predominately in Canadian dollars.

The Satellite Communications segment recorded a gross profit margin of 31%, compared to a gross margin of 43% during the same quarter of 2014. Microwave products margins were 41% for the three months ended June 30, 2015, compared to 44% in the same period in 2014. The decrease reflects lower-margin revenues in the product mix. Satellite terminal and related product margins were 21% for the three months ended June 30, 2015 compared to 35% in Q2, 2014. The Q2 2015 margins reflect our satellite terminals being sold into more competitive low-cost markets.

For the three months ended June 30, 2015, total expenses decreased to $2.7 million, from $3.3 million compared to the same quarter in 2014.

Second quarter selling and distribution expenses were $1.3 million for the three months ended June 30, 2015, comparable to $1.4 million in 2014. Increased employee costs were offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s selling distribution expenses are in Canadian dollars.

Second quarter general administration expenses decreased to $0.9 million, from $1.0 million incurred for the same period in 2014. The decrease reflects strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s administration expenses are in Canadian dollars, offset by increase in strategic investments.

Second quarter direct product development expenses were $0.7 million on par with $0.7 million during the same period last year. Increase in headcount in product development was offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s product development expenses are in Canadian dollars.

Direct product development expenses were offset by government contributions of $0.3 million in the second quarter of 2015, compared to government contributions of approximately $0.2 million for the same period in 2014, resulting in net product development expenses of approximately $0.4 million in the second quarter of 2015 compared to $0.6 million in the same period in 2014.

Other income for the second quarter of 2015 was approximately $53,000, compared to a $0.3 million during the same period last year. The change reflects other income of $0.2 million compared to $nil in the same period in 2014 and a decrease of foreign exchange loss to $0.2 million in the second quarter of 2015 compared to $0.3 million in the same period of 2014. Interest and bank charges decreased to approximately $41,000 in the second quarter of 2015 compared to $48,000 for the same period in 2014, reflecting lower interest costs from a lower average outstanding acquisition loan balance during the quarter.

Second quarter earnings before income taxes increased to $0.8 million compared to $0.7 million for the same period in 2014.

A decrease in operating expenses of $0.4 million, an increase of other income of $0.2 million and a decrease in loss of foreign exchange of $0.1 million compared to the same period in 2014, was partially offset by a decrease in gross profit of $0.6 million from lower sales volume and margins. The decrease in 2015 operating expenses reflects the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s expenses are in Canadian dollars, partially offset by increase in strategic investments, including product development costs

Net income tax expense was approximately $133,000 in the second quarter of 2015, compared to a net income tax recovery of approximately $0.3 million in the same period in 2014, reflecting a $0.2 million reduction of the deferred income tax assets from $4.9 million to $4.7 million, and an income tax recovery of $0.2 million in the second quarter of 2014 that was not repeated in 2015.

Second quarter net earnings was $0.7 million, or $0.12 per share, basic and diluted, compared to $1.0 million or $0.17 per share, basic and diluted for the second quarter in 2014.

Adjusted EBITDA(1) for the three months ended June 30, 2015 was $1.2 million, compared to $1.3 million for the same period in 2014. See Table A for a reconciliation.

For the six months ended June 30, 2015

For the six months ended June 30, 2015, total sales were $17.4 million, compared to $18.7 million for the same period last year. Sales from our Sinclair Technologies segment were $9.5 million in the first six months of 2015, comparable to $11.2 million during the same period in 2014. Sales from this segment were impacted by the continued softness in the infrastructure and public safety markets, particularly in the Canadian markets. Satellite Communications sales increased to $7.9 million for the six months ended June 30, 2015, compared to $7.5 million for the same period in 2014, driven by the increase in Satellite terminal sales. Satellite terminal sales were $3.8 million for the six months ended June 30, 2015 compared to $0.7 million in the same period a year ago, reflecting an increase of military sales. Other service revenues were $0.2 million for the six months ended June 30, 2015, compared to $0.4 million in Q2, 2014. The decrease reflects the non-renewal of significant airtime contracts. Within the Satellite Communications segment, Microwave Products sales were $3.9 million in the first six months of 2015, compared to $6.4 million during the same period in 2014. The $2.5 million decrease was mainly due to the deliveries against a significant ATOM product contract in 2014, which was not repeated in 2015.

On a consolidated basis, gross margin percentage decreased to 39% for the six months ended June 30, 2015, compared to 42% from the same period in 2014. Our Sinclair Technologies segment achieved a first-half 2015 gross margin of 45%, compared to 41% from the first half of 2014. The increase in gross margin reflects the strengthening of the US dollar against the Canadian dollar as our labor and overhead costs are predominately in Canadian dollars, and certain materials costs that are in Canadian dollars. Margins from the Satellite Communications segment were 33% for the first-half 2015, compared to 43% in first six months of 2014. Within the Satellite Communications segment, Satellite Solutions gross margin decreased to 25% year-to-date, from 32% in the first six months of 2014, reflecting our satellite terminals being sold into more competitive low-cost markets. Microwave Products margins decreased to 41% in the first six months from 45% in the same period in 2014. The decrease reflects lower-margin revenues in the product mix.

For the six months ended June 30, 2015, total expenses increased to $5.6 million, from $5.0 million during the same period in 2014 mainly as a result of other expenses of $0.3 million in 2015 compared to other income of $0.5 million in the same period in 2014.

First-half selling and distributing expenses decreased to $2.5 million, compared to $2.7 million for the same period in 2014. Increased employee costs were offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s selling distribution expenses are in Canadian dollars.

General and administrative expenses were $1.9 million in the first half of 2015, on par with $1.9 million in the same period in 2014. Increased strategic investments were offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s administration expenses are in Canadian dollars.

Direct product development expenses for the first six months of 2015 increased to $1.4 million from $1.3 million during the same period last year. Increased headcount in product development was partially offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s product development expenses are in Canadian dollars.

Direct product development expenses were offset by government contributions of $0.6 million in the first six months of 2015, on par with government contributions of approximately $0.6 million for the same period in 2014, resulting in net product development expenses of approximately $0.8 million in the first six months of 2015 compared to $0.9 million in the same period in 2014.

Net other expenses for the first six months of 2015 were $0.3 million versus a $0.5 million net other income during the same period last year. The change reflects a $0.4 million loss on foreign exchange for the six months ended June 30, 2015 compared to a gain on foreign exchange of $0.6 million for the same period in 2014. This change was offset by other income of $0.2 million in the first six months of 2015, and lower interest expense in the first six months of 2015 at approximately $80,000 compared to $0.1 million in the same period in 2014, as result of Company repaying the entire acquisition loan during Q2, 2015

For the six months ended June 30, 2015 earnings before income taxes decreased to $1.2 million, from $2.8 million during the same period in 2014.

For the first six months of 2015 income tax recovery related to an additional current tax recovery of approximately $66,000 and a deferred income tax expense of approximately $65,000. This compares to an income tax recovery of $0.2 million and a deferred income tax recovery of $0.1 million in the first six months of 2014.

Adjusted EBITDA(1) for the six months ended June 30, 2015 was $2.1 million, compared to $2.9 million for the same period in 2014.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(Table A)

(‘000s)	Three months ended June 30,				Six Months ended June 30,
	2015	2014	Change	Change	2015	2014	Change	Change
	$	$	$	%	$	$	$	%
Net earnings for the period	674	1,000	(326)	(33)	1,234	3,177	(1,943)	(61)
Interest expense	7	32	(25)	(78)	22	65	(43)	(66)
Amortization and depreciation	330	303	27	9	658	623	35	6
Tax expense/ (recovery)	133	(283)	416	>(100%)	(1)	(353)	352	(100)
EBITDA	1,144	1,052	92	9	1,913	3,512	(1,599)	(46)
Foreign exchange loss/(gain)	211	282	(71)	(25)	389	(586)	975	(166)
Other income	(199)	-	(199)	>(100%)	(199)	-	(199)	>(100%)
Adjusted EBITDA	1,156	1,334	(178)	(13%)	2,103	2,926	(823)	(28)

(1)	EBITDA and Adjusted EBITDA is a Non-IFRS Measure that is defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Financial Position

Norsat ended the second quarter of 2015 with cash and cash equivalents of $2.6 million, compared to $3.2 million as at June 30, 2014 and $5.5 million as at December 31, 2014. For the three months ended June 30, 2015, the Company made principal repayments totaling $1.3 million, including a $0.8 million voluntary accelerated payment in the second quarter of 2015. For the six months ended June 30, 2015, we made principal repayments totaling $2.3 million including $1.3 million in voluntary accelerated payments against the acquisition loan. As at June 30, 2015, the Company had no debt outstanding.

The Company has issued a standby letter of credit of $0.2 million against its credit facilities totaling $3.2 million as at June 30, 2015.

Working capital as at June 30, 2015 was at $16.0 million, compared to $13.8 million at December 31, 2014. The Current Ratio as at June 30, 2015 was 3.4 times, compared to 2.4 times as at December 31, 2014.

Outlook

As we look forward to the second half of 2015, we expect our revenues to be higher compared to the same period in 2014. Exact timings of deliveries can be difficult to predict, but given the improved backlog level of the business, the next few quarters should produce improved revenues compared to the year ago periods. Looking into overall 2015 annual revenue growth compared to 2014, the Company expects modest improvement as strength in the second half offsets the weakness from the first half of the year. The Company expects this growth to be led by the Satellite Communications segment, due to increases in global military spending. In contrast the Company’s Land Mobile Radio division’s revenue is expected to be lower than 2014, due to ongoing softness in its Canadian markets and the adverse effect of converting Canadian dollar denominated sales to US dollars.

Going forward, the Company will continue to work to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details
Norsat will host a conference call today, August 6, 2015 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2015 second quarter results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	June 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$2,595,212	$5,513,733
Trade and other receivables	8,486,133	7,570,110
Inventories	11,039,411	10,120,374
Prepaid expenses and other	493,388	426,093
Current assets	22,614,144	23,630,310
Non-current assets
Property and equipment, net	701,563	855,978
Intangible assets, net	5,622,128	6,360,336
Goodwill	4,464,888	4,736,470
Long-termprepaid expenses and other	9,340	9,340
Deferred income taxassets	4,700,000	4,900,000
Non-current assets	15,497,919	16,862,124
Total assets	$38,112,063	$40,492,434
LIABILITIES
Current liabilities
Trade and other payables	$2,363,548	$2,831,911
Accrued liabilities	2,889,739	2,601,163
Provisions	865,699	766,371
Taxes payable	-	120,038
Deferred revenue	505,821	1,169,816
Current liabilities before acquisition loan	6,624,807	7,489,299
Acquisition loan	-	2,371,266
Current liabilities	6,624,807	9,860,565
Non-current liabilities
Long-termdeferred revenue	22,483	18,426
Deferred income taxliabilities	1,495,480	1,629,001
Non-current liabilities	1,517,963	1,647,427
Total liabilities	8,142,770	11,507,992
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(416,423)	(326,527)
Contributed surplus	4,292,106	4,371,778
Accumulated other comprehensive loss	(3,113,340)	(3,033,963)
Deficit	(10,643,698)	(11,877,494)
Total shareholders' equity	29,969,293	28,984,442
Total liabilities andshareholders' equity	$38,112,063	$40,492,434

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings andComprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Revenue	$8,950,091	$9,583,906	$17,360,416	$18,701,611
Cost of sales	5,467,065	5,544,946	10,519,547	10,899,129
Gross profit	3,483,026	4,038,960	6,840,869	7,802,482

Expenses:
Selling and distributing expenses	1,271,795	1,373,018	2,538,788	2,676,735
General and administrative expenses	933,710	1,044,618	1,927,028	1,903,900
Product development expenses, gross	730,932	757,152	1,489,708	1,452,589
Less: Government contributions	(312,933)	(182,766)	(643,957)	(569,757)
Total expenses	2,623,504	2,992,022	5,311,567	5,463,467
Earnings before other expenses/(income)	859,522	1,046,938	1,529,302	2,339,015

Other expenses/(income):
Write-off of property and equipment	-	-	31,139	-
Other income	(198,997)	-	(198,997)	-
Interest and bank charges	40,908	48,263	76,306	100,878
Loss/(gain) on foreign exchange	210,792	281,733	388,541	(585,759)
Earnings before income taxes	806,819	716,942	1,232,313	2,823,896

Current income taxrecovery	-	(213,163)	(66,068)	(213,163)
Deferred income taxexpense/(recovery)	132,710	(69,792)	64,585	(139,584)
Net earnings	$674,109	$999,897	$1,233,796	$3,176,643

Other comprehensive income/(loss)
Exchange differences on translation of operations in currencies other than US Dollars	464,402	742,295	(79,377)	(551,407)
Total comprehensive income	$1,138,511	$1,742,192	$1,154,419	$2,625,236

Net earnings per share
Basic earnings per share	$0.12	$0.17	$0.21	$0.55
Diluted earnings per share	$0.12	$0.17	$0.21	$0.55

Weighted average number of shares outstanding
Basic	5,759,439	5,766,360	5,762,789	5,766,360
Diluted	5,783,048	5,769,535	5,785,985	5,771,980

Norsat International Inc.
CondensedInterim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Cash and cash equivalents provided by/ (used in)
Operating activities:
Net earnings for the period	$674,109	$999,897	$1,233,796	$3,176,643
Income taxes (paid)/refunded	(43,270)	208,688	(43,270)	128,116
Non-cash adjustments to reconcile net earnings to net cash flows:
Depreciation and amortization	329,742	303,407	657,791	622,839
Impairment of property and equipment	-	-	31,139	-
Realized and unrealized foreign exchange loss/ (gain)	210,793	281,733	388,541	(585,759)
Acquisition loan cost amortization	-	6,787	2,262	13,573
Other income	(198,997)	-	(198,997)	-
Current income taxrecovery	-	(213,163)	(66,068)	(213,163)
Deferred income tax expense/(recovery)	132,710	(69,792)	64,585	(139,584)
Share-based payments	64,410	68,936	118,361	123,968
Vesting of RSUs	(14,632)	(68,085)	(14,632)	(68,085)
Government contribution	(312,933)	(182,766)	(643,957)	(569,757)
Changes in non-cash working capital	(1,977,058)	(346,925)	(2,888,486)	(1,875,560)
Net cash flows (used in)/provided by operating activities	(1,135,126)	988,717	(1,358,935)	613,231

Investing activities:
Purchase of intangible assets, property and equipment	(43,454)	(99,994)	(99,549)	(210,424)
Proceeds from government contributions for acquisition of property and equipment	-	-	-	26,551
Net cash flows used in investing activities	(43,454)	(99,994)	(99,549)	(183,873)

Financing activities:
Repayment of acquisition loan	(1,306,762)	(480,000)	(2,286,762)	(960,000)
Purchase of treasury shares, including purchase costs	(273,298)	(111,785)	(273,298)	(111,785)
Proceeds from government contributions	69,727	162,352	833,211	618,473
Net cash flows used in financing activities	(1,510,333)	(429,433)	(1,726,849)	(453,312)

Effect of foreign currency translation on cash and cash equivalents	(73,410)	(92,302)	266,812	(15,538)

(Decrease)/increase in cash and cash equivalents	(2,762,323)	366,988	(2,918,521)	(39,492)
Cash and cash equivalents, beginning of period	5,357,535	2,866,115	5,513,733	3,272,595
Cash andcash equivalents, endof period	$2,595,212	$3,233,103	$2,595,212	$3,233,103

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800

Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)

Email: norsat@lythampartners.com